UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Virtual Cloud Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

030382105

(CUSIP Number)

Patrick Macken

Executive Vice President and Chief Legal Officer

c/o Ribbon Communications Inc.

6500 Chase Oaks Boulevard, Suite 100

Plano, Texas 75023

(978) 614-8100

(Name, Address and Telephone Number Person
Authorized to Receive Notices and Communications)

August 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406B103	13D	Page 1 of 5 pages

1	Names of Reporting Persons Ribbon Communications Inc.
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement (“Amendment No. 2”) amends and restates the statement on Schedule 13D filed by Ribbon Communications Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission on December 11, 2020, as previously amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on September 14, 2021, and relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1720 Peachtree Street, Suite 629, Atlanta, Georgia 30309. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 2 amends and restates Item 2 of the Schedule 13D in its entirety as follows:

The Schedule 13D is being filed by the Reporting Person.

The directors of the Reporting Person are Shaul Shani, Mariano S. de Beer, R. Stewart Ewing, Jr., Bruns H. Grayson, Beatriz V. Infante, Rick W. Smith, Tanya Tamone, Scott Mair and Bruce W. McClelland (collectively, the “Directors”). No person or entity has the right to appoint a majority of the Reporting Person’s directors.

The executive officers of the Reporting Person are Bruce W. McClelland, Sam Bucci, Steven Bruny, Miguel Lopez, Patrick Macken, Steve McCaffrey and Anthony Scarfo (collectively, the “Officers” and together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States except for: Shaul Shani, who is a citizen of Cyprus and Israel; Mariano S. de Beer, who is citizen of Germany; Tanya Tamone, who is a citizen of Switzerland; Sam Bucci, who is a citizen of Canada; and Steve McCaffrey, who is a citizen of the United Kingdom.

The principal office address of the Reporting Person, and the business address of the Reporting Person and each of the Related Persons is c/o Ribbon Communications Inc., 6500 Chase Oaks Boulevard, Suite 100, Plano, Texas 75023. The Reporting Person is principally engaged in the business of delivering global communications software and network solutions. The present principal occupation of each of the Related Persons is as follows:

•	Shaul Shani is the chairman of Swarth Group;

•	Mariano S. de Beer is a former executive;

•	R. Stewart Ewing, Jr. is the Chief Financial Officer of InterMountain Management;

•	Bruns H. Grayson is a managing partner at ABS Ventures;

•	Beatriz V. Infante is the Chief Executive Officer of BusinessExcelleration LLC;

•	Rick W. Smith is chairman of Private Capital at JPMorgan Chase & Co.;

•	Tanya Tamone is the Chief Executive Officer of Sogerco S.A.;

•	Scott Mair is a former executive;

•	Bruce W. McClelland is Chief Executive Officer and President of the Reporting Person;

•	Sam Bucci is Executive Vice President and General Manager, IP Optical Networks Business Unit of the Reporting Person;

CUSIP No. 58406B103	13D	Page 3 of 5 pages

•	Steven Bruny is Executive Vice President, Sales—Americas Region of the Reporting Person;

•	Miguel Lopez is Executive Vice President and Chief Financial Officer of the Reporting Person;

•	Patrick Macken is Executive Vice President, Chief Legal Officer and Corporate Secretary of the Reporting Person;
•	Steve McCaffery is Executive Vice President, Sales –EMEA and APAC Regions of the Reporting Person; and

•	Anthony Scarfo is Executive Vice President and General Manager, Cloud and Edge Business Unit of the Reporting Person.

 During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

This Amendment No. 2 supplements and amends Item 4 of the Schedule 13D by adding the following to the end thereof:

On August 29, 2022, the Issuer and its subsidiary, AVCtechnologies USA, Inc., entered into a Settlement Agreement with the Reporting Person, Ribbon Communications Canada, ULC and Ribbon Communications Operating Company, Inc. (the “Settlement Agreement”). In consideration of the resolution of the disputes between the parties encompassed within the Settlement Agreement, among other things, (i) pursuant to a Stock Redemption Agreement (the “Redemption Agreement”), the 13,700,421 shares of Common Stock issued to the Reporting Person pursuant to the Purchase Agreement were redeemed by the Issuer for no further consideration and were canceled, and (ii) pursuant to a Warrant Termination Agreement (the “Warrant Termination Agreement”), the Warrants were terminated and canceled. As a result, the Reporting Person no longer owns any shares of Common Stock or Warrants.

The foregoing descriptions of the Settlement Agreement, the Redemption Agreement and the Warrant Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Amendment No. 2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 2 amends and restates Item 5 of the Schedule 13D in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 0

•	Percent of Class: 0%

•	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 0

CUSIP No. 58406B103	13D	Page 4 of 5 pages

○	Shared power to vote: 0

○	Sole power to dispose or direct the disposition of: 0

○	Shared power to dispose or direct the disposition of: 0

(c)	Except as set forth in this Amendment No. 2, during the past 60 days neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the Related Persons has effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 supplements and amends Item 6 of the Schedule 13D as set forth below:

The information set forth in Items 4 and 5 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

This Amendment No. 2 supplements and amends Item 7 of the Schedule 13D by adding the following at the end thereof:

Exhibit Number	Description
1	Settlement Agreement, dated as of August 29, 2022, by and among Ribbon Communications Canada, ULC, Ribbon Communications, Inc., Ribbon Communications Operating Company, Inc., American Virtual Cloud Technologies, Inc. and AVCtechnologies USA, Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K filed on September 1, 2022).
2	Stock Redemption Agreement, dated as of August 29, 2022, by and between Ribbon Communications Inc. and American Virtual Cloud Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K filed on September 1, 2022).
3	Warrant Termination Agreement, dated as of August 29, 2022, by and between American Virtual Cloud Technologies, Inc. and Ribbon Communications Inc. (incorporated by reference to Exhibit 10.4 to the Reporting Person’s Current Report on Form 8-K filed on September 1, 2022).

CUSIP No. 58406B103	13D	Page 5 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2022

RIBBON COMMUNICATIONS INC.

By:	/s/ Patrick Macken
Name:	Patrick Macken
Title:	Executive Vice President, Chief Legal Officer, and Secretary